SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary B Shares, par value NIS 0.85

(Title of Class of Securities)

M6778Q 121

(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Herzliya, 4672530, Israel
972-9-972-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Viola-LM Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,704,627
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,704,627
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,704,627
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS LM (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of the Reporting Person. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)	Does not include 1,670 shares held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess voting or dispositive power.

(3)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Eylon Penchas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

Item 1.    Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on April 1, 2009 (“Amendment No. 1”),  Amendment No. 2 thereto filed on July 20, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on March 12, 2012 (“Amendment No. 3”) and Amendment No. 4 thereto filed on May 20, 2014 (“Amendment No. 4”) relates to ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares” or “Shares”), of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Amendment No. 5 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report: (i) certain changes in the number of Ordinary B Shares that they beneficially own since the filing of Amendment No. 4, including: (a) a decrease in beneficial ownership due to the expiration of 318,851 warrants to purchase Ordinary B Shares that had been held by Viola- LM Partners (as defined in Item 2 below), (b) an increase in beneficial ownership due to the vesting (or vesting within 60 days of the date hereof) of options to purchase an additional 41,359 Ordinary B Shares that had been granted by the Issuer to Mr. Harel Beit-On in January 2014, and (c) a decrease in beneficial ownership for Mr. Shlomo Dovrat due to the sale of the 1,986 Ordinary B Shares held by the estate of his late father, Mr. Aharon Dovrat, with respect to which he had possessed shared voting and investment power; and (ii) the entry by Viola- LM Partners into a voting agreement, dated as of June 18, 2015, by and between Viola- LM Partners and Laguna Holdco Ltd. (the “Voting Agreement”), with respect to all Ordinary B Shares that are held by, or that may be acquired after execution of the Voting Agreement by, Viola- LM Partners (collectively, the “Subject Shares”), as described under Item 6.

Except as set forth in this Amendment No. 5, all information included in the Original Statement, as modified by Amendments No. 1, 2, 3 and 4, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2 3 and 4.

Item 2.    Identity and Background.

This Amendment No. 5 is being filed by each of: (i) Viola- LM Partners L.P., a Cayman Islands exempted limited partnership (“Viola- LM Partners”), (ii) LM (GP) L.P., an Israeli limited partnership (“LM GP”), which serves as the managing general partner of Viola- LM Partners; (iii) Shlomo Dovrat, (iv) Harel Beit-On, (v) Avi Zeevi and (vi) Eylon Penchas (collectively, the “Reporting Persons”).

As described in the Original Statement and Amendment No. 1, LM (GP) Company Ltd., an Israeli limited liability company, serves as the general partner of LM (GP).  ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd.  Messrs. Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM (GP) Company Ltd.  ATL Management Ltd. is the general partner of ATL 3 L.P.  The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi.  Mr. Shlomo Dovrat holds in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

The following identity and background information is presented with respect to each of Viola- LM Partners, LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd., and ATL Management Ltd. (collectively, the “Reporting Entities”):

(a)           State of Organization: Viola- LM Partners- Cayman Islands; each of LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd. and ATL Management Ltd.– Israel.

(b)           Principal Business: Viola- LM Partners, LM (GP) and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding Shares of the Issuer.  ATL 3 L.P. is an investment management partnership.  Each of A.S. Dovrat Management Ltd. and ATL Management Ltd. is an investment management company.

(c)           Address of Principal Business and Principal Office: Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya, 4672530, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of Shlomo Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas (collectively, the “Reporting Individuals”):

(a)           Business Address: 12 Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya, 4672530, Israel.

(b)           Present Principal Occupation: Business person.

(c)           Criminal Proceedings:  During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(d)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           Citizenship: Israel

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

Pursuant to the Merger Agreement (as defined in Item 6 below), upon (and subject to) consummation of the Merger (as defined in Item 6 below), in favor of which Viola- LM Partners has agreed to vote under the Voting Agreement, all of the Ordinary B Shares and options to purchase Ordinary B Shares held by the Reporting Persons will be cancelled, and the Reporting Persons will be entitled to receive in respect thereof the Merger Consideration and Option Consideration (each, as defined in Item 6 below), respectively. Upon the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Parent, and the Ordinary B Shares will be (i) de-listed from the NASDAQ Global Select Market, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of options) additional, and/or sell existing, Ordinary B Shares of the Issuer, either in the open market or in privately negotiated transactions.

Except as described above in this Item 4, as of the filing of this Amendment No. 5, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Shares, or the disposition of Shares that they hold; (b) a further extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary B Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Ordinary Shares or Ordinary B Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (i) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 5 are made on the basis of 36,045,354 Ordinary B Shares of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Persons at their request.

(a)           (i)           Viola- LM Partners may be deemed to beneficially own 12,704,627 Shares of the Issuer, representing approximately 35.2% of the issued and outstanding share capital of the Issuer, all of which are actual Shares held by Viola- LM Partners.  Viola- LM Partners possesses sole power to vote and dispose of all such Shares.  Viola- LM Partners does not share the power to vote, direct the vote, dispose or direct the disposition of any Shares of the Issuer.

(ii)           LM GP may be deemed to beneficially own 12,970,259 Shares of the Issuer, representing approximately 35.7% of the issued and outstanding share capital of the Issuer.  Such Shares include: (x) the 12,704,627 Shares held by Viola- LM Partners, for which LM GP shares voting and dispositive power in its role as managing general partner of Viola- LM Partners; and (y) 265,632 Shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held in trust for the benefit of LM GP by Harel Beit-On, and with respect to which LM GP shares voting and dispositive power.

(iii)           Harel Beit-On may be deemed to beneficially own 12,970,259 Shares of the Issuer, representing approximately 35.7% of the issued and outstanding share capital of the Issuer.  Such Shares include 12,704,627 Shares held by Viola- LM Partners, with respect to which Mr. Beit-On indirectly possesses shared voting and dispositive power by virtue of his role as a director and an equity owner of LM (GP) Company Ltd., and as a director and executive officer of ATL Management Ltd. The Shares beneficially owned by Mr. Beit-On furthermore include 265,632 Shares issuable upon exercise of currently-exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP), with respect to which Mr. Beit-On shares voting and dispositive power. The foregoing groups of Shares with respect to which Mr. Beit-On may be deemed to share beneficial ownership do not include an additional 1,670 Shares, which are held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess any voting or dispositive power.  Mr. Beit-On disclaims beneficial ownership of all of the foregoing groups of Shares except to the extent of his pecuniary interest therein.

(iv)           Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas may be deemed to beneficially own 12,970,259 Shares of the Issuer, representing approximately 35.7% of the issued and outstanding share capital of the Issuer.  Such Shares include: (x) the 12,704,627 Shares held by Viola- LM Partners, for which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of Viola- LM Partners; and (y) 265,632 Shares issuable upon exercise of currently-exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP), with respect to which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of LM GP.  Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas disclaims beneficial ownership of all such Shares except to the extent of his pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other entities identified in Item 2 do not possess any beneficial ownership in any of the Issuer’s Shares described in this Amendment No. 5.

(b)          The Reporting Persons possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Shares as described in paragraph (a) above.

(c)           Other than Viola- LM Partners’ subjecting the Subject Shares to voting and dispositive restrictions in favor of Parent under the Voting Agreement, which was entered into on June 18, 2015 (as described in Item 6 below), no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 18, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Laguna Holdco Ltd. (“Parent”), an indirect wholly-owned subsidiary of XIO Fund I LP (“XIO”), and Laguna Merger Sub Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent and an indirect wholly-owned subsidiary of XIO (the “Merger”).  Each outstanding Ordinary B Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be cancelled and the holder thereof will be entitled to receive cash consideration of $14.00 in respect thereof (the “Merger Consideration”).  Each outstanding and vested option to acquire one Ordinary B Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions) (the “Option Consideration”).  In connection with the Merger Agreement, Viola- LM Partners entered into the Voting Agreement with Parent in order to induce Parent to enter into the Merger Agreement and consummate the Merger. In addition, and separately from Viola- LM Partners, XT Hi-Tech Investments (1992) Ltd., another shareholder of the Issuer, entered into a voting agreement with Parent on terms and conditions similar to those of the Voting Agreement.

The Voting Agreement requires Viola- LM Partners to be present (in person or by proxy) or cause to be present, and vote or cause to be voted, the Subject Shares (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (1) any Acquisition Proposal or Acquisition Transaction (in each case, as defined in the Merger Agreement) (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated under the Merger Agreement.

The Voting Agreement will terminate on the first to occur of: (a) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.  In addition, Viola- LM Partners may terminate the Voting Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company's shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration, any extension of the Outside Date (as defined in the Merger Agreement) by more than 30 days and any increase in the Termination Fee (as defined in the Merger Agreement)), without Viola- LM Partners’ prior written consent thereto.

The Voting Agreement contains additional customary provisions, including: (a) with minor exceptions (which are subject to the fulfillment of certain conditions), a prohibition upon Viola- LM Partners’ disposition of the Subject Shares to third parties for so long as the Voting Agreement is in effect; (b) a prohibition upon Viola- LM Partners’ solicitation of an Acquisition Proposal or making an Acquisition Proposal; (c) customary representations and warranties of Viola- LM Partners; and (d) an allowance that actions taken by any person who is an officer or director of the Issuer (even if also an affiliate of Viola- LM Partners) in his or her capacity as an officer or director of the Issuer, shall not constitute a breach of the Voting Agreement to the extent expressly permitted by the Merger Agreement.

In addition to the Voting Agreement, some of the Reporting Persons are party to the Tag-Along Agreement and the Registration Rights Agreement, as amended, the descriptions of which are set forth in Amendments No. 2 and 4, which descriptions are incorporated by reference herein.

Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Tag Along Agreement, dated as of June 28, 2009, by and among Viola- LM Partners and the Bank (incorporated by reference to Exhibit 1 to Amendment No. 2, filed on July 20, 2009).

Exhibit 2 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014, by and among the Issuer, LM Partners L.P. (now known as Viola-LM Partners L.P.), Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.), the other investors identified on Schedule I thereto and the Bank (incorporated by reference to Exhibit 4.20 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014).

Exhibit 3 – Voting Agreement, dated as of June 18, 2015, by and between Laguna Holdco Ltd. and Viola- LM Partners L.P.

Exhibit 4 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola- LM Partners L.P.
By:  LM (GP) L.P.
Its general partner

By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

LM (GP) L.P.
By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

/s/ Eylon Penchas
Eylon Penchas

Dated: July 16, 2015